SEC FILE NUMBER
000-19672

CUSIP NUMBER
030111108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
American Superconductor Corporation

Full Name of Registrant
N/A

Former Name if Applicable
64 Jackson Road

Address of Principal Executive Office (Street and Number)
Devens, Massachusetts 01434

City, State and Zip Code
PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.
American Superconductor Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2011 (the “Form 10-K”) with the Securities and Exchange Commission (“SEC”) by its May 31, 2011 filing deadline. Additional time is required to complete the preparation of the Company’s financial statements to be included in the Form 10-K, including a review of certain revenues associated with shipments to customers in China during the second, third and fourth fiscal quarters of the fiscal year ended March 31, 2011. In connection with this ongoing review of each of these quarters, the Company currently expects to reverse the recognition of a material amount of revenue that the Company had included in the calculation of its estimated revenues of “less than $355 million” for the full fiscal year in the Company’s press release dated April 5, 2011. Management has also identified a material weakness with respect to the administration of customer contracts in China and is reviewing additional matters relating to the Company’s internal control over financial reporting. The Company does not expect to complete its assessment of the effectiveness of its internal control over financial reporting and its disclosure controls and procedures until the completion of its review of these matters, which is ongoing as of the date of this filing. As a result, the Form 10-K could not, without unreasonable effort and expense, be filed before its May 31, 2011 deadline. The Company expects to file the Form 10-K as soon as practicable.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David A. Henry	(978) 842-3000
(Name)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above in Part III, the Company is in the process of completing the preparation of its financial statements for the fiscal year ended March 31, 2011. The Company is reviewing certain revenues associated with shipments to customers in China during the second, third and fourth fiscal quarters. In connection with this ongoing review of each of these quarters, the Company currently expects to reverse the recognition of a material amount of revenue that the Company had included in the calculation of its estimated revenues of “less than $355 million” for the full fiscal year in the Company’s press release dated April 5, 2011. However, until the review is complete, the Company is unable to estimate the anticipated change in the results of operations compared to the corresponding periods for the last fiscal year.

American Superconductor Corporation
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 31, 2011	By:	/s/ David A. Henry

David A. Henry
Senior Vice President and Chief Financial Officer